June 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Daniel Crawford

Re:	Moleculin Biotech, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 11, 2025 File No. 333-287727

Ladies and Gentlemen:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (the “Company”) in response to the comment letter, dated June 13, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 2 to Registration Statement on Form S-1 filed on June 11, 2025 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Amendment No. 2 to Registration Statement on Form S- 1

Risk Factors Related to this Offering, page 6

1.          We note your revised risk factor disclosure on page 8 regarding an existing stockholders' equity continued listing deficiency. In light of your current stock price, the dilution from this offering, and the floor price for the Series E warrant reset, please add a risk factor addressing the potential for a continued listing deficiency related to your bid price. To the extent that a reverse stock split would likely be required to address a bid price deficiency, please address risks related to conducting a reverse split. Without limitation, please explain, if true, that a reverse stock split would trigger a reset to the Series E warrants potentially resulting in a significant decrease to the exercise price of the warrants and significant increase to the number of common shares underlying the Series E warrants.

RESPONSE:	The “Risk Factors” section in the Amended Registration Statement has been amended to include the following new disclosure:

“Our ability to maintain compliance with Nasdaq’s bid price requirements may be hindered by the completion of this offering and the future exercises of the Series E warrants.

Our common stock is listed on Nasdaq, and we are therefore subject to its continued listing requirements, including requirements with respect to the maintenance of a minimum bid price of $1.00 per share. Since May 13, 2025, our common stock has not had a closing bid price of over $1.00 share. If the closing bid price of our common stock does not exceed $1.00 within 30 trading days of May 13, 2025, we will not be in compliance with Nasdaq’s continued listing requirements.

The completion of this offering may further decrease our common stock price, and the future exercise of the Series E warrants may also depress our common stock price. In addition, if the exercise price adjustment provisions of the Series E warrants are triggered in the future, which would cause a reduction in the exercise price of the Series E warrants (subject to the floor price) and a proportionate increase in the number of shares underling the Series E warrants, such event may further depress our common stock price.

United States Securities and Exchange Commission
June 16, 2025

In order to increase our common stock price and address any future Nasdaq bid price deficiency, we may in the future complete a reverse stock split. If we complete a reverse stock split and the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days commencing on the date of such split is less than the exercise price of the Series E warrants then in effect, then the exercise price of the Series E warrants will be reduced to the lowest daily volume weighted average price during such period and, following the Authorized Share Increase Date, the number of shares issuable upon exercise will be proportionately adjusted such that the aggregate price will remain unchanged, subject to the floor price. This future potential adjustment of the Series E warrants may significantly increase the number of shares of common stock underlying the Series E warrants and cause dilution to our shareholders.”

2.         Please revise to discuss, as applicable, risks related to Nasdaq's potential use of its discretionary authority under Listing Rule 5101 to delist a company's securities based on public interest concerns raised by the issuance of warrants with features that could result in substantial dilution to shareholders.

RESPONSE:	The “Risk Factors” section in the Amended Registration Statement has been amended to include the following new disclosure:

“Nasdaq may delist our common stock for public interest concerns as a result of this offering.

Because of the dilutive nature of this offering, Nasdaq may delist our common stock for public interest concerns. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to delist such companies as a result of public interest concerns arising from the issuance of warrants with certain dilutive terms. While we believe that the Series E warrants being offered hereby are materially different than the warrants offered by those companies, there can be no assurance that Nasdaq will agree and our common stock may be delisted from Nasdaq as a result.”

Duration and Exercise Price, page 17

3.         We note your revised disclosure in response to prior comment 2. Please revise to clarify, if true, that the 160,714,286 figure is the maximum number of common shares underlying the warrants regardless of how many times the reset provision is triggered in the future.

RESPONSE:	The table in the subsection “Duration and Exercise Price” in the Amended Registration Statement has been revised to include the following footnote disclosure:

“(1)         Represents the maximum number of shares of common stock underlying the Series E warrants regardless of how many times the exercise price adjustment provision is triggered in the future.”

United States Securities and Exchange Commission
June 16, 2025

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, ARENTFOX SCHIFF LLP /s/ Cavas Pavri By: Cavas Pavri

Enclosures

cc:	Walter Klemp, CEO, Moleculin Biotech, Inc. Jonathan P. Foster, CFO, Moleculin Biotech, Inc.